SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2022

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is a press release, dated November 25, 2022, titled: “G. Willi-Food International Reports Improvements 16.6% increase in sales and increase in all profits parameters in third quarter 2022 compared to same period last year.”

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-266312).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: November 25, 2022

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS 16.6% INCREASE IN SALES
AND  INCREASE IN ALL PROFIT PARAMETERS IN THIRD QUARTER 2022
COMPARED TO SAME PERIOD LAST YEAR

YAVNE, Israel – November 25, 2022 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter Fiscal Year 2022

•	Sales increased by 16.6% to NIS 123.9 million (US$ 34.9 million) from NIS 106.3 million (US$ 29.9 million) in the third quarter of 2021.
•	Gross profit increased by 15.6% year-over-year to NIS 34.1 million (US$ 9.6 million).
•	Operating income increased by 16.7% year-over-year to NIS 9.5 million (US$ 2.7 million).
•	Net profit increased by 46.1% year-over-year to NIS 7.6 million (US$ 2.1 million(.
•	Cash and securities balance of NIS 292.5 million (US$ 82.6 million) as of September 30, 2022.
•	Basic earnings per share of NIS 0.55 (US$ 0.16).

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of the Board of Willi-Food, commented: "We are pleased to present the third quarter 2022 financial results which show significant increase in sales and improvements with all profit parameters compared to the third quarter of 2021. During the last period, there has been increased public discourse focusing on the increasing cost of living in Israel. We believe that, this discussion has led to a change in consumption habits of consumers, that translate to an increase with the consumption of non-branded food products replacing consumption of branded food products. We believe that our company that imports and sells mainly high quality non-branded food products is in good position to benefit from the increased focus on the cost of living in Israel.

Third Quarter Fiscal 2022 Summary

Sales for the third quarter of 2022 increased by 16.6% to NIS 123.9 million (US$ 34.9 million) from NIS 106.3 million (US$ 29.9 million) in the third quarter of 2021. Sales increased mainly due to (i) increasing the range of the Company's products (ii) proper inventory management and (iii) improving the presence of the Company’s line of products in stores.

Gross profit for the third quarter of 2022 increased by 15.6% to NIS 34.1 million (US$ 9.6 million), or 27.5% of revenues, compared to NIS 29.5 million (US$ 8.3 million), or 27.7% of revenues in the third quarter of 2021. The increase in gross profit was due to the increase in sales.

Selling expenses increased by 17.2% to NIS 18.7 million (US$ 5.3 million) compared to NIS 15.9 million (US$ 4.5 million) in the third quarter of 2021. The increase was primarily due to an increase in expenses for advertising and promotion.

General and administrative expenses increased by 8.2% to NIS 5.9 million (US$ 1.7 million) compared to NIS 5.4 million (US$ 1.5 million) in the third quarter of 2021 primarily due to an increase in management compensation as a result of grants made under the Company's option plan.

Operating profit for the third quarter of 2022 increased by 16.7% to NIS 9.5 million (US$ 2.7 million) compared to NIS 8.2 million (US$ 2.3 million) in the third quarter of 2021. The increase was primarily due to the increase in sales and gross profit.

Financial income, net totaled NIS 0.04 million (US$ 0.01 million) compared to Financial expense, net of NIS 1.6 million (US$ 0.4 million) in the third quarter of 2021.

Willi-Food’s income before taxes for the third quarter of 2022 was NIS 9.6 million (US$ 2.7 million) compared to NIS 6.6 million (US$ 1.9 million) in the third quarter of 2021.

Willi-Food's net profit in the third quarter of 2022 was NIS 7.6 million (US$ 2.1 million), or NIS 0.55 (US$ 0.16) per share, compared to NIS 5.2 million (US$ 1.5 million), or NIS 0.38 (US$ 0.11) per share, in the third quarter of 2021.

Willi-Food ended the third quarter of 2022 with NIS 292.5 million (US$ 82.6 million) in cash and securities. Net cash used in operating activities for the third quarter of 2022 was NIS 12.8 million (US$ 3.6 million).

First Nine Months of Fiscal 2022 Highlights

•	Sales increased by 8.2% to NIS 365.1 million (US$ 103.1 million) from NIS 337.3 million (US$ 95.2 million) in the first nine months of 2021.
•	Gross profit increased by 4.4% year-over-year to NIS 107.1 million (US$ 30.2 million).
•	Operating income decreased by 9.3% year-over-year to NIS 33.5 million (US$ 9.4 million).
•	Net profit decreased by 32.6% year-over-year to NIS 28.5 million (US$ 8 million), or 7.8% of sales.
•	Basic earnings per share of NIS 2.05 (US$ 0.58).

First Nine Months Fiscal 2022 Summary

Sales for the first nine-months period ending September 30, 2022 increased by 8.2% to NIS 365.1 million (US$ 103.1 million) compared to NIS 337.3 million (US$ 95.2 million) in the first nine months of 2021. Sales increased mainly due to (i) increasing the range of the Company's products, (ii) proper inventory management and (iii) improving the presence of the Company’s line of products in stores.

Gross profit for the first nine-months of 2022 increased by 4.4% to NIS 107.1 million (US$ 30.2 million), or 29.3% of revenues, compared to NIS 102.6 million (US$ 29.0 million), or 30.4% of revenues, in the first nine months of 2021. The increase in the gross profit was mainly due to the increased sales.

Operating profit for the first nine-months of 2022 decreased by 9.3% to NIS 33.5 million (US$ 9.4 million) from NIS 36.9 million (US$ 10.4 million) for the first nine-months of 2021. The decrease was primarily due to an increase in expenses for advertising and promotion.

Financial income net, totaled NIS 0.9 million (US$ 0.3 million) compared to financial income, net of NIS 17.6 million (US$ 4.9 million) in the first nine months of 2021. Financial income, net for the first nine months of 2022 was comprised mainly of income from changes in exchange rates in the amount of NIS 3.5 (US$ 1.0 million), interest and dividend income from the Company’s portfolio of securities in the amount of NIS 6.8 million (US$ 1.9 million) and expenses for revaluation of the Company’s portfolio of securities to fair value in the amount of NIS 8.9 million (US$ 2.5 million).  Financial income, net for the first nine months of 2021 was comprised mainly of income from the Company’s portfolio of securities in the amount of NIS 13.4 million (US$ 3.8 million).

Willi-Food’s income before taxes for the first nine-months of 2022 was NIS 34.4 million (US$ 9.7 million) compared to NIS 54.5 million (US$ 15.3 million) in the first nine-months of 2021.

Willi-Food's net profit in the first nine-months of 2022 was NIS 28.5 million (US$ 8 million), or NIS 2.05 (US$ 0.58) per share, compared to NIS 42.3 million (US$ 11.9 million), or NIS 3.05 (US$ 0.86) per share, recorded in the first nine-months of 2021.

NOTE A: NIS to US$ exchange rate used for convenience only
Convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2022, with U.S. $1.00 equal to NIS 3.543. The translation is made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month period ended September 30, 2022 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: war in Ukraine, the COVID-19 pandemic, disruptions to international commercial shipping and disruptions in commodity pricing monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 15, 2022. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	September 30,		December 31	September 30,		December 31
	2 0 2 2	2 0 2 1	2 0 2 1	2 0 2 2	2 0 2 1	2 0 2 1
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	158,016	218,980	195,718	44,599	61,806	55,241
Financial assets carried at fair value through profit or loss	134,506	150,153	154,090	37,964	42,380	43,491
Trade receivables	147,053	131,779	134,017	41,509	37,194	37,826
Other receivables and prepaid expenses	3,161	3,969	4,939	890	1,121	1,394
Inventories	71,811	48,115	59,528	20,268	13,580	16,802
Current tax assets	6,042	4,599	5,780	1,705	1,298	1,631
Total current assets	520,589	557,595	554,072	146,935	157,379	156,385

Non-current assets
Property, plant and equipment	92,067	87,868	87,245	25,986	24,800	24,625
Less - Accumulated depreciation	51,689	49,563	48,431	14,589	13,989	13,669
	40,378	38,305	38,814	11,397	10,811	10,956

Right of use asset	3,679	4,695	4,088	1,038	1,325	1,154
Financial assets carried at fair value through profit or loss	31,922	29,374	31,056	9,010	8,291	8,765
Goodwill	36	36	36	10	10	10
Total non-current assets	76,015	72,410	73,994	21,455	20,437	20,885

	596,604	630,005	628,066	168,390	177,816	177,270
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	569	1,372	1,136	161	387	321
Trade payables	16,985	(**) 22,707	20,386	4,794	6,409	5,754
Employees Benefits	3,744	3,411	3,442	1,057	963	971
Financial liabilities at fair value through profit or loss	-	(**) 3,095	13,960	-	874	3,940
Other payables and accrued expenses	8,045	22,145	11,216	2,270	6,249	3,166
Total current liabilities	29,343	52,730	50,140	8,282	14,882	14,152

Non-current liabilities
Lease liabilities	3,310	3,466	3,062	934	978	864
Deferred taxes	1,997	3,823	2,017	564	1,079	569
Retirement benefit obligation	1,811	1,934	1,615	511	546	456
Total non-current liabilities	7,118	9,223	6,694	2,009	2,603	1,889

Shareholders' equity
Share capital	1,490	1,490	1,490	421	421	421
Additional paid in capital	170,760	170,760	170,760	48,196	48,196	48,196
Capital fund	247	247	247	70	70	70
	355	-	-	100	0	0
Treasury shares	(628)	(628)	(628)	(177)	(177)	(177)
Retained earnings	388,878	397,505	400,322	109,760	112,194	112,990
Remeasurement of the net liability in respect of defined benefit	(959)	(1,322)	(959)	(271)	(373)	(271)
Equity attributable to owners of the Company	560,143	568,052	571,232	158,099	160,331	161,229

	596,604	630,005	628,066	168,390	177,816	177,270

(*)       Convenience translation into U.S. dollars.
(**)     Reclassified

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	365,124	337,325	123,900	106,268	103,055	95,209
Cost of sales	258,029	234,705	89,829	76,808	72,828	66,245

Gross profit	107,095	102,620	34,071	29,460	30,227	28,964

Operating costs and expenses:
Selling expenses	56,275	48,706	18,678	15,935	15,883	13,747
General and administrative expenses	17,349	17,179	5,856	5,415	4,897	4,849
Other income	-	200	-	63	-	57

Total operating expenses	73,624	65,685	24,534	21,287	20,780	18,539

Operating profit	33,471	36,935	9,537	8,173	9,447	10,425

Financial income	11,194	21,390	2,616	3,015	3,159	6,037
Financial expense	(10,296)	(3,825)	(2,580)	(4,602)	(2,906)	(1,080)

Total financial income (expense)	898	17,565	36	(1,587)	253	4,957

Income before taxes on income	34,369	54,500	9,573	6,586	9,700	15,382
Taxes on income	5,881	12,216	1,951	1,372	1,660	3,448

Profit for the period	28,488	42,284	7,622	5,214	8,040	11,934

Earnings per share:
Basic/ diluted earnings per share	2.05	3.05	0.55	0.38	0.58	0.86

Shares used in computation of basic/diluted EPS	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017
Actual number of shares	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017

(*)       Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	28,488	42,284	7,623	5,214	8,040	11,934
Adjustments to reconcile net profit to net cash used to continuing operating activities (Appendix A)	(18,996)	19,524	5,251	33,372	(5,361)	5,511

Net cash used in continuing operating activities	9,492	61,808	12,874	38,586	2,679	17,445

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(4,823)	(4,763)	(1,447)	(1,130)	(1,361)	(1,345)
Proceeds from sale of marketable securities, net	9,833	2,174	(2,223)	(12,987)	2,775	614
Proceeds from sale of property plant and equipment	-	200	-	63	-	56
Proceeds from loans granted to others	-	18,707	-	-	-	5,280

Net cash used in continuing investing activities	5,010	16,318	(3,670)	(14,054)	1,414	4,605

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(1,611)	(1,605)	(583)	(601)	(455)	(453)
Dividend	(39,932)	(59,975)	(19,966)	(59,975)	(11,271)	(16,928)

Net cash used to continuing financing activities	(41,543)	(61,580)	(20,549)	(60,576)	(11,726)	(17,381)

Increase (decrease) in cash and cash equivalents	(27,041)	16,546	(11,345)	(36,044)	(7,633)	4,669

Cash and cash equivalents at the beginning of the financial period	195,718	201,822	171,251	255,510	55,241	56,964

Exchange losses (profit) on cash and cash equivalents	(10,661)	612	(1,890)	(486)	(3,009)	173

Cash and cash equivalents of the end of the financial year	158,016	218,980	158,016	218,980	44,599	61,806

(*)       Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX A TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1
	NIS				US dollars (*)
	(in thousands)

Decrease (increase) in deferred income taxes	(20)	3,055	(201)	660	(6)	862
Unrealized loss (gain) on marketable securities	8,885	(13,301)	1,892	(1,182)	2,508	(3,754)
Depreciation and amortization	4,958	4,732	1,660	1,631	1,399	1,336
Capital gain on disposal of property plant and equipment	-	(200)		(63)		(56)
Exchange gain (losses) on cash and cash equivalents	10,661	(612)	1,890	486	3,009	(173)
Unrealized gain of financial liabilities at fair value through profit or loss	(13,960)	-	(1,310)	-	(3,940)	-
Share-based payment expense	355	-	355	-	100	-
Changes in assets and liabilities:
Increase (decrease) in trade receivables and other receivables	(496)	(**) 15,183	8,588	(**) 785	(140)	4,286
Decrease (increase) in inventories	(12,283)	11,399	2,066	10,348	(3,467)	3,217
Increase (decrease) in trade and other payables, and other current liabilities	(6,073)	12,865	(6,767)	16,868	(1,713)	3,631
Income tax paid	(11,023)	(**) (13,597)	(2,922)	(**) 3,839	(3,111)	(3,838)
Net cash flows from operating activities	(18,996)	(**) 19,524	5,251	(**) 33,372	(5,361)	5,511

(*)       Convenience Translation into U.S. Dollars.
(**)     Reclassified

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.